

Mail Stop 3561

August 22, 2017

Robert N. Pinkerton
Chief Financial Officer
ServiceSource International, Inc.
760 Market Street, 4th Floor
San Francisco, California 94102

> **Re:** **ServiceSource International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 6, 2017**
> **File No. 001-35108**

Dear Mr. Pinkerton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 1. Business

Our Clients, page 5

1. Explain to us and disclose in further detail how you are using and computing the metric opportunity under management and why this metric is useful to your investors. In addition, please also tell us what consideration you gave to providing more detailed disclosure with regard to how changes in this metric correlate with changes in your revenue.

2. In a letter dated July 21, 2014 from staff to you, we requested that in future filings you disclose the name of one customer that accounted for more than 10% of your revenues and we referred you to Item 101(c)(1)(vii) of Regulation S-K. In a response letter dated August 4, 2014, you stated "[i]n response to the Staff's comment, the Company will

include the name of any greater than 10% revenue customers in the Business section of the Company's future reports on Form 10-K." However, we note that you have not named the customers that accounted for 14%, 11% and 11% of your revenues in 2016 in the Business section of your Form 10-K. In future filings, please disclose the names of customers that account for 10% or more of your revenues. Please refer to Item 101(c)(1)(vii) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Accounts Receivable and Allowance for Doubtful Accounts, page 58

3. We note your allowance for doubtful accounts was zero at the end of fiscal 2016. Please explain to us how you concluded all your accounts receivable were collectible at the end of fiscal 2016. Further, explain to us how you developed your specific identification accounting policy for doubtful accounts and why no general reserve is necessary. In doing so, clarify if there are any particular customer group(s) with delinquencies and whether any such collection concerns are with customers with whom you have an ongoing relationship.

11. Debt, page 72

4. Explain to us how you calculated the $38.5 million allocated to additional paid-in capital ("APIC") in connection with your note issuance. In this regard, we note you paid $31.4 million for the note hedges which cover approximately 9.25 million shares of the Company's common stock at a strike price of $16.21 per share. Please explain why the amount recorded to APIC would not be close or equivalent to the amount paid on the note hedges considering your disclosure that you entered into the note hedge concurrent with the issuance of the notes. We may have further comment.

16. Geographical Information, page 82

5. We note you recognize revenue from selling services, subscriptions, or professional services. Please revise to provide disclosure of revenue for each of your services, or advise us why this disclosure is unnecessary. Refer to FASB ASC 280-10-50-40.

Item 9A. Controls and Procedures, page 85

6. Regarding the accounting error you disclose in the notes to your consolidated financial statements on page 63, please provide an explanation of how you considered the identification and correction of this error in your evaluation of internal control over financial reporting and disclosure controls and procedures. In doing so, please tell us how you evaluated the control deficiency(s) that led to this error, whether this control deficiency(s) posed a substantial risk of a material restatement and the reason(s) for you conclusion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at (202) 551-3342, or Jacqueline Kaufman, Staff Attorney at (202) 551-3797, or me at (202) 551-3849 with any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products